Exhibit 99.5

RumbleOn’s Two Largest Stockholders Will be Nominating Five Highly Qualified Candidates for Election to Company’s Board of Directors

Issue Open Letter to Stockholders Detailing Concerns With Company’s Poor Shareholder Return and Highly Deficient Governance

March 15, 2023 - William Coulter and Mark Tkach, who together own approximately 32.5% of the outstanding Class B shares of common stock of RumbleOn, Inc. (“RumbleOn” or the “Company”), today issued an open letter to the Company’s stockholders. Mr. Coulter and Mr. Tkach announced that they have nominated five highly qualified candidates for three Board seats that will be up for election to the Board of Directors of the Company (the “Board”) at its 2023 Annual Meeting of Stockholders.

Below is the full text of the letter:

Dear Fellow RumbleOn Stockholders:

We are William Coulter and Mark Tkach. We are entrepreneurs, not activist investors. Over 32 years, we built a thriving retail business, RideNow Powersports (“RideNow”), which sold motorcycles, all-terrain vehicles, personal watercraft and other powersports equipment, plus accessories. In 2021, we sold RideNow to RumbleOn. RumbleOn used both cash and stock to acquire RideNow, resulting in us obtaining approximately 32.5% of RumbleOn’s outstanding Class B common shares. We also own and lease to the Company 25 properties under 20-year leases, which expire in 2041.

After RumbleOn purchased RideNow, Mr. Coulter joined RumbleOn as Executive Vice Chairman of the Board of Directors, while Mr. Tkach was appointed as a director and the Chief Operating Officer of RumbleOn. Despite those titles and our substantial share ownership, we learned that our influence and voices were considerably less than our roles suggested. Other executives and directors purposely avoided seeking our counsel, or disregarded it outright. We were not provided adequate information to properly fulfill our roles, even after multiple requests. As a result, we resigned from our roles in February 2022.

From February 11, 2022, the last trading day before our resignations were publicly announced, through March 13, 2023, RMBL shares have fallen -80.4%. Over the summer and fall of 2022, the Company’s inventory level and its SG&A/revenue ratio each rose sharply. After witnessing the severe stock price decline and observing operating metrics deteriorate, we reached out to Chairman and CEO Marshall Chesrown and the Board of Directors on December 9, 2022.

In a letter, we asked the Board to articulate to all investors publicly its plans regarding the Company’s bloated cost structure and questionable inventory controls. After being ignored, we reiterated this request in two follow-up letters. However, RumbleOn declined to provide investors with any concrete plans to improve its business. This, as well as several other corporate governance missteps, makes us doubt the current Board’s ability to oversee, and management’s ability to implement, the type of self-improvement plan that will maximize value for all stockholders. Over the past twelve months, even as the share price has fallen and financial metrics have deteriorated dramatically, the Board and management have not reacted proportionally. Instead, when RumbleOn management presented at the ICR Conference in January 2023, it provided investors with a rosy view of the business and its growth prospects.

These events have led us to explore and now seek meaningful changes to RumbleOn’s Board. While the Company did ask Mr. Coulter to rejoin the Board in the past few weeks, the type of change required at RumbleOn will require more than one new director. We know this from first-hand experience. We privately proposed a more significant refreshment of the Board to RumbleOn with the hope that we could reach a settlement before the Company’s nomination deadline of March 16, 2023. In the nearly two weeks since our settlement proposal, the Board has not responded substantively to our proposal or negotiated in good faith to reach mutually acceptable terms to bring about the changes required to maximize shareholder value. Instead, they appear to have decided to entrench themselves further, which will likely result in the Board and management attempting to defend their decisions and poor track record, ignoring the economic value that has been destroyed along the way.

The Board’s seeming attempt to stall us and prevent a proxy contest is consistent with other significant corporate governance deficiencies. For example, corporate governance best practice typically enables only one executive on a board of directors, most commonly the CEO. By contrast, RumbleOn’s Board includes Mr. Chesrown and Chief Operating Officer Peter Levy. During the six months we served as RumbleOn directors, it became clear to us that Mr. Chesrown’s role as Chairman and Mr. Levy’s Board representation only served to defend the types of decisions that emboldened a strategy that has resulted in the Company’s poor total shareholder return and its declining operational metrics.

The Board has at least two other reputedly “independent” directors with close business ties to RumbleOn or longstanding personal ties to Mr. Chesrown. Michael Marchlik is an executive at a subsidiary of B. Riley Financial Inc. (“B. Riley”). When RumbleOn acquired RideNow, another B. Riley subsidiary was RumbleOn’s financial advisor and its investment banker, garnering millions of dollars in fees while leading the Company’s equity offering. Kevin Westfall worked with Mr. Chesrown both at AutoNation in the late 1990s and at Vroom.com nearly a decade ago. In 2013 and 2014, Mr. Westfall was Vroom’s CEO, where Mr. Chesrown reported to him as Vroom’s Chief Operating Officer. In early 2017, Mr. Westfall joined the RumbleOn Board, where his role includes overseeing Mr. Chesrown and other executives.

About one year ago, on February 4, 2022, RumbleOn Board member Sam Dantzler resigned, more than four months before RumbleOn’s 2022 annual meeting. The Company reported the resignation that day in an SEC filing, stating that it “expects to appoint a new independent director in the coming weeks.” That statement suggested that the Company would appoint a director in time for stockholders to vote on that person, as Mr. Dantzler’s Board seat would have been up for election in June 2022. Instead, nine days after the 2022 annual meeting, the Board appointed Shin Lee as a director.

The Company informed our counsel that Ms. Lee replaced Mr. Dantzler on the Board and will not be up for election until 2025. Yet, the Company has never even disclosed to stockholders which class of directors she was appointed to, nor in which year Ms. Lee’s term is due to expire. The Board apparently believes that Ms. Lee should serve a multi-year term on the Board notwithstanding that the Company deliberately sought to avoid shareholder approval on her appointment. The Company could have easily sought shareholder approval for Ms. Lee’s nomination at the 2022 annual meeting. Are we to believe that Ms. Lee was identified as a Board candidate in the nine days between the 2022 annual meeting and her appointment?

Let us be clear. We have no quarrel with Ms. Lee. We presume that she did not control the timing of her appointment to the Board. Furthermore, we do not know how strong a director she has been, as we have never met her. We hope to have the opportunity to meet her in the near term so we can assess whether she can be part of the solution in turning around RumbleOn. The point of course is the timing of her appointment to the Board. This exemplifies a disregard of shareholder rights and utilization of slick maneuvers to avoid shareholder input. Stockholders cannot tolerate such activities, especially if they continue ahead of the 2023 annual meeting.

As referenced earlier, the Company did offer a single Board seat to Mr. Coulter about one month ago. That offer was intended to fill a recently vacated Board seat by Denmar Dixon, who resigned from the Board on January 18, 2023, just shy of the one-year anniversary since we resigned from the Board. Mr. Coulter rejected this offer on the grounds that it was inadequate to support the level of change that we know is necessary to restore and maximize shareholder value. Mr. Coulter urged the Company allow the stockholders to decide how that vacant Board seat should be filled at the upcoming annual meeting. Hopefully, they will listen to the recommendation from their largest stockholders this time around rather than subvert the rights of all stockholders in favor of a friendly face.

As such, we propose that the Company include a proposal at the 2023 annual meeting to invalidate the appointment of any director after March 1, 2023 until such time as the 2023 annual meeting is concluded. If this proposal passes, we believe it is not only appropriate but also important that ALL stockholders have an opportunity to determine who should fill Mr. Dixon’s vacant Board seat.

We have also proposed that the Company include two other separate proposals to be considered by the stockholders at the 2023 annual meeting. One will ask stockholders to approve a proposal to separate the Chairman and CEO roles. Not only is this a well settled hallmark of strong corporate governance but with regard to RumbleOn specifically, we believe that Mr. Chesrown should not be serving in both capacities. Many academics and management consultants agree that the most important role of a Board of Directors is to select and provide oversight to the CEO. Only through a separation of the chairman and CEO roles, as well as with the oversight of a truly independent board of directors, can this be accomplished. In our minds, this is an important point in the turnaround of RumbleOn.

Lastly, we have proposed to include a proposal at the 2023 annual meeting to remove Peter Levy as a Board member. Given his lack of public company board experience, the amount of value destroyed during his tenure in both of his roles, we are seeking to remove him from the Board and replace him with an independent director candidate with extensive public company board experience.

All of the foregoing has led us to seek to replace three RumbleOn directors at the 2023 annual meeting, while enabling all stockholders to fill Mr. Dixon’s seat. We are nominating five individuals for the three board seats – two Class II seats and one for Mr. Levy’s seat. We have nominated two other director candidates in the event another director decides to resign before the 2023 annual meeting or should something unexpectedly happen to one of our nominees. The upcoming 2023 annual meeting is that important.

We have reluctantly undertaken this process and have tried to avoid it via settlement. Again, we are entrepreneurs, not activist investors. However, we believe that the Board needs several new, well-qualified directors to oversee the type of change required to maximize value for all stockholders. Our nominees include:

•	William Coulter was the co-founder of RideNow and owns 2.62 million RMBL shares (16.2% of total Class B shares outstanding). Mr. Coulter and Mr. Tkach co-founded RideNow in 1989 and expanded the company to include more than 40 stores in eight states.

•	Mark Tkach was the co-founder of RideNow and owns 2.62 million RMBL shares (16.2% of total Class B shares outstanding).

•	Kyle Beaird is the Chief Financial Officer of SCORE Sports, which designs, manufactures and sells youth sports uniforms and equipment. He has led operations and finance in the action sports industry.

•	Mel Flanigan was the Chief Financial Officer of recreational vehicle retailer Camping World Holdings, Inc. and of audio technology firm DTS Inc., both of which were publicly traded.

•	Steve Pully is a founding partner of Speyside Partners, which performs consulting, restructuring and investment banking services for companies and investors. He has been a director on many public company boards.

We look forward to engaging with our fellow stockholders and certain members of the Board to move RumbleOn in the right direction. We are enthusiastic about the opportunity to improve RumbleOn’s operational performance and start restoring stockholder value. We have little confidence that this will occur at the hand of the existing leadership of RumbleOn.

Sincerely,

/s/ William Coulter
William Coulter

/s/ Mark Tkach
Mark Tkach

Contact information:

Bruce Goldfarb/Pat McHugh/Lisa Patel

Okapi Partners LLC

212-297-0720

Info@okapipartners.com

William Coulter and Mark Tkach, together with the other participants named herein (collectively, the “Participants”), intend to file a preliminary proxy statement and an accompanying proxy card with the Securities and Exchange Commission (the “SEC”) with respect to the election of directors of RumbleOn, Inc., a Nevada corporation (the “Company”), and certain proposals for the Company’s 2023 annual meeting of stockholders (the “Annual Meeting”).

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

THE PARTICIPANTS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES WITH RESPECT TO THE ANNUAL MEETING. THE PARTICIPANTS STRONGLY ADVISE ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS RELATED TO THE ANNUAL MEETING WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS’ PROXY SOLICITOR.

The participants in the proxy solicitation are anticipated to be William Coulter, Mark Tkach, WJC Properties, L.L.C., WRC-2009, L.L.C., WRC-098 Trust, The WRC 2021 Irrevocable Trust, RideNow Management, LLLP, Kyle Beaird, Melvin Flanigan and Steven Pully.

Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the election of directors of the Company and certain proposals, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement and other proxy materials when they are filed with the SEC.

As of the date hereof, the participants in the proxy solicitation beneficially own in the aggregate 5,242,433 shares of Class B Common Stock, par value $0.001 per share, of the Company (“Class B Common Stock”). As of the date hereof, William Coulter beneficially owns 2,621,405 shares of Class B Common Stock, Mark Tkach beneficially owns 2,621,028 shares of Class B Common Stock, WJC Properties, L.L.C. beneficially owns 30,377 shares of Class B Common Stock, WRC-2009, L.L.C. beneficially owns 30,377 shares of Class B Common Stock, WRC-098 Trust beneficially owns 30,377 shares of Class B Common Stock, The WRC 2021 Irrevocable Trust beneficially owns 593,472 shares of Class B Common Stock, and the remainder of the Participants do not beneficially own any shares of Class B Common Stock.